[CAMPBELL RESOURCES INC. LOGO]

                             CAMPBELL RESOURCES INC.
                         Suite 1405, 1155 rue University
                            Montreal, Quebec H3B 3A7

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE is hereby given that the Annual and Special Meeting of Shareholders of Campbell Resources Inc. (the "Corporation" or "Campbell") will be held at the Salon Richelieu, Fairmont Queen Elizabeth Hotel, 900 boul. Rene-Levesque West, Montreal, Quebec on Wednesday, May 14th, 2003 at 10:00 A.M. (Eastern Daylight Saving Time) for the following purposes:

         1. to receive the Consolidated Financial Statements of the Corporation and Auditors' Report thereon for the fiscal year ended December 31, 2002;

         2.   to elect directors for the ensuing year;

         3. to consider, and if deemed advisable, approve the issuance by the Corporation of Common Shares, by way of private placement, in excess of 25% but not to exceed 100% of the number of Common Shares outstanding in any six month period;

         4. to appoint auditors for the ensuing year and to authorize the Directors to fix their remuneration; and

         5. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

         The Board of Directors of the Corporation has fixed the close of business on April 8, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and any adjournment thereof.

         If you do not expect to be present at the Meeting, please sign, date and fill in the enclosed form of proxy and return it by mail in the enclosed addressed envelope. All instruments appointing proxies to be used at the Meeting must be deposited with the Secretary of the Corporation at the Corporation's office in Montreal or at the office of the Corporation's transfer agent, National Bank Trust, in Montreal, Quebec not later than 5:00 p.m. (Eastern Daylight Saving Time) on Monday, May 12, 2003. Shares represented by instruments appointing proxies that are not so deposited will not be voted at the Meeting.

                                       By Order of the Board of Directors

                                       [SIGNATURE]

                                       Lorna D. MacGillivray
                                       Vice President, Secretary and
                                       General Counsel


Dated: April 10, 2003

                             CAMPBELL RESOURCES INC.

                                 PROXY CIRCULAR

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT AND BOARD OF DIRECTORS OF CAMPBELL RESOURCES INC. (THE "CORPORATION" OR "CAMPBELL") OF PROXIES TO BE VOTED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON MAY 14, 2003 AT THE SALON RICHELIEU, FAIRMONT QUEEN ELIZABETH HOTEL, 900 BOUL. RENE-LEVESQUE WEST, MONTREAL, QUEBEC. The record date for determination of shareholders entitled to receive notice of the Meeting is April 8, 2003. If a person has acquired ownership of shares since that date he may, in accordance with the provisions of the Corporation's by-laws, produce properly endorsed share certificates or otherwise establish that he owns such shares and demand, not later than the close of business on May 5, 2003, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

         EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, OTHER THAN THE PERSONS SPECIFIED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES IN THE ENCLOSED FORM OF PROXY AND INSERTING THE NAME OF THE PERSON TO BE APPOINTED IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, SIGNING THE FORM OF PROXY AND RETURNING IT IN THE REPLY ENVELOPE PROVIDED.

         Any person giving a proxy may revoke it by depositing an instrument in writing executed by him or by his attorney authorized in writing at the registered office of the Corporation at any time up to the close of business on the last business day preceding the Meeting or any adjournment thereof or with the Chairman at the Meeting or in any other manner permitted by law. ALL PROPERLY EXECUTED PROXIES, NOT THERETOFORE REVOKED, WILL BE VOTED ON ANY POLL TAKEN AT THE MEETING IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED THEREIN. IF NO INSTRUCTIONS ARE GIVEN WITH RESPECT TO ANY MATTER IDENTIFIED IN THE NOTICE OF MEETING, THE PROXY AUTHORIZES A VOTE IN FAVOUR OF SUCH MATTER AND IT WILL BY VOTED ACCORDINGLY. THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. Proxies must be received by the Corporation not later than 5:00 p.m. (Eastern Daylight Saving
Time) on Monday, May 12, 2003.

         All dollar amounts contained in this Proxy Circular are expressed in Canadian dollars unless specifically stated otherwise. As of April 10, 2003, the Noon Buying Rate in New York City for Canadian dollars was U.S.$0.686.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         As of April 10, 2003, the Corporation had outstanding 44,557,485 Common Shares entitled to be voted at the Meeting. Each Common Share is entitled to one vote.

         To the knowledge of the Corporation, as of April 10, 2003, no person beneficially owned or exercised control or direction over more than 10% of the Common Shares of the Corporation except as described below. A Schedule 13G was filed with the Securities and Exchange Commission indicating that Dundee Precious Metals Inc. could be deemed to be a beneficial owner of 2,400,000 Common Shares (5.42%), as of May 15, 2002, including warrants to purchase 800,000 Common Shares at $0.80 per Common Share until May 15, 2003. A Schedule 13G was also filed with the Securities and Exchange Commission indicating that Sprott Asset Management Inc. could be deemed to be a beneficial owner of 7,227,905 Common Shares (16.2%), as of March 31, 2003.

                  ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS
                        AND ANNUAL AND QUARTERLY REPORTS

         We expect to offer our shareholders the opportunity to view future proxy material and annual reports and quarterly reports through the Internet instead of receiving paper copies. If you are a registered shareholder, we are enclosing a consent to permit you to choose this new option by signing and returning the consent form to our transfer agent National Bank Trust. If you hold your Common Shares through a stockbroker or financial intermediary (an "Intermediary"), please refer to the information provided by the Intermediary on how to choose to view our proxy material, annual reports and quarterly reports through the Internet.

                        ADVICE TO NON-REGISTERED HOLDERS

         Only registered shareholders may vote the Common Shares they hold in Campbell either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Proxy Circular.

         Non-registered shareholders, being persons whose Common Shares are registered in the name of an Intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, a non-registered shareholder must insert his or her name in the space provided for in the form of proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder and have the proxy signed by the Intermediary. In such case, the non-registered shareholder attends as a proxyholder for his or her own shareholdings and will be subject to the same limitations as any other proxyholder in voting shares. If the non-registered shareholder does not plan to attend the Meeting, the non-registered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the non-registered shareholder by the relevant Intermediary. In either case, the proxy must be delivered in the manner provided for in this Proxy Circular or as instructed by the shareholder's Intermediary. A NON-REGISTERED SHAREHOLDER WHO DOES NOT FOLLOW THE INSTRUCTIONS FOR DELIVERY OF THE RELEVANT FORM OF PROXY AND WHO ATTENDS THE MEETING WILL NOT BE ENTITLED TO VOTE AT THE MEETING.

                              ELECTION OF DIRECTORS
                        (ITEM NO. 2 OF NOTICE OF MEETING)

         Shareholders will be asked to elect eight directors to serve, subject to the Corporation's by-laws, until the next annual meeting of shareholders or until their respective successors have been duly elected or appointed. IT IS THE INTENTION OF THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY TO VOTE AT THE MEETING FOR THE ELECTION AS DIRECTORS OF THE PERSONS NAMED BELOW. IF ANY SUCH NOMINEE SHOULD BE UNABLE TO SERVE, AN EVENT NOT CURRENTLY ANTICIPATED, PROXIES WILL

BE VOTED FOR SUCH PERSON AS SHALL BE DESIGNATED BY THE BOARD OF DIRECTORS (THE "BOARD") OF CORPORATION TO REPLACE SUCH NOMINEE.

         The following table sets forth certain information concerning the persons to be nominated for election as directors of the Corporation, including their beneficial ownership of Common Shares as of April 10, 2003. Unless otherwise indicated, each nominee holds sole voting and investment power over his shares.

                                                                                                    Number of
Name & Municipality              Principal Occupation                         Director              Common        Percent
Of Residence                     And Business Experience                      Since        Age      Shares        of Class
-------------------              -----------------------                      --------     ---      ---------     --------
Louis Archambault(c,d,e)         President, Groupe Conseil Entraco Inc.,         2001       52        Nil(1)          -
Montreal, Quebec                 Montreal, Quebec, environmental consulting
                                 firm.

Michel Blouin(a,b,d)             Partner, Lavery de Billy, Montreal,             2000       61       3000(2)          -
Montreal, Quebec                 Quebec, law firm; Director of Jilbey
                                 Enterprises Ltd. and Slam Exploration
                                 Ltd., exploration companies.

Graham G. Clow(b,e)              Mining Engineer; Principal, Roscoe Postle       1996       53        250(3)          *
Toronto, Ontario                 Associates Inc., Toronto, Ontario,
                                 geological and mining consultants; prior
                                 to May 2001, President & Chief Executive
                                 Officer, Manhattan Minerals Corp.,
                                 Vancouver, BC; prior to June 1998, Senior
                                 Vice President, Operations, Breakwater
                                 Resources Ltd., President, CanZinco Ltd.,
                                 Toronto, Ontario; mining companies.

Andre Y. Fortier(a)              President and Chief Executive Officer of        2000       62      218,713(4)        *
Montreal, Quebec                 Campbell; prior to June 2001, Chairman and
                                 Chief Executive Officer of MSV Resources
                                 Inc., President and Chief Executive
                                 Officer of GeoNova Explorations Inc.;
                                 Director of Mazarin Mining Corporation,
                                 Montreal, Quebec, and Southern Africa
                                 Corporation, Toronto, Ontario, mining and
                                 exploration companies.

Nicolas Guay                     Chartered Accountant; Owner of Pro            Nominee      63        35,978          *
Quebec, Quebec                   Technique Quebec Inc., Quebec, Quebec,
                                 electronics company; Director of and prior
                                 to 2002, Chairman of Aeroport de Quebec;
                                 prior to June 2001, Director of GeoNova
                                 Explorations Inc., Montreal, Quebec,
                                 exploration company.

                                                                                                    Number of
Name & Municipality              Principal Occupation                         Director              Common        Percent
Of Residence                     And Business Experience                      Since        Age      Shares        of Class
-------------------              -----------------------                      --------     ---      ---------     --------
James C.                         Chairman of Campbell; Counsel, McCarthy         1993       65       7,500(5)         *
McCartney Q.C. (a,c,d)           Tetrault LLP; Toronto, Ontario; law firm;
Toronto, Ontario                 prior to January 2003, Partner and Past
                                 Chairman, McCarthy Tetrault LLP.

G.E. "Kurt" Pralle(b,c)          Mining and Metallurgical Consultant.            1993       68      10,000(6)         *
Ramsey, New Jersey

James D. Raymond(a)              Private Investor.                               1979       77       1,000(7)         *
Montreal, Quebec

Notes:

(1)  Excludes 67,500 Common Shares subject to option

(2)  Excludes 72,000 Common Shares subject to option.

(3)  Excludes 95,000 Common Shares subject to option.

(4)  Excludes 470,000 Common Shares subject to option.

(5)  Excludes 180,000 Common Shares subject to option.

(6)  Excludes 105,000 Common Shares subject to option.

(7)  Excludes 115,000 Common Shares subject to option.


o    Less than 1% of the outstanding Common Shares.



(a)  Member of Executive Committee

(b)  Member of Audit Committee

(c)  Member of Compensation Committee

(d)  Member of Corporate Governance Committee

(e)  Member of Environmental Committee


         As of April 10, 2003, the directors and officers of the Corporation as a group beneficially owned 257,774 Common Shares representing approximately 0.6% of the outstanding Common Shares excluding 1,382,250 Common Shares subject to option. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective directors and officers individually.

         EXECUTIVE COMPENSATION

         The following table sets forth information concerning the compensation paid to the Corporation's Chief Executive Officer and its most highly paid executive officers as required to be disclosed in accordance with applicable securities regulations (the "Named Executive Officers") during the Corporation's three financial years ended December 31, 2002, December 31, 2001 and December 31, 2000:

                           SUMMARY COMPENSATION TABLE

-----------------------------------------------------------------------------------------------------------------------------------
                                           ANNUAL COMPENSATION                         LONG-TERM COMPENSATION
                                                                                -------------------------------------
                                                                                         AWARDS            PAYOUTS
                           ---------------------------------------------------- -------------------------------------
                            YEAR      SALARY        BONUS          OTHER        SECURITIES   RESTRICTED      LTIP        ALL OTHER
NAME AND PRINCIPAL                      ($)          ($)           ANNUAL          UNDER      SHARES OR    PAYOUTS     COMPENSATION
    POSITION                                                   COMPENSATION      OPTIONS(#)  RESTRICTED      ($)           ($)
                                                                   (3)($)                       SHARE
                                                                                              UNITS($)
-----------------------------------------------------------------------------------------------------------------------------------
Andre Y. Fortier            2002    210,288           -            13,500         150,000         -           -              -
President & Chief           2001    172,961(1)        -              -            300,000         -           -          65,000(4)
Executive Officer           2000     12,000(2)        -              -               -            -           -         133,504
-----------------------------------------------------------------------------------------------------------------------------------
Claude Begin                2002    131,192           -            13,500          70,000         -           -              -
Executive Vice President    2001     88,846(5)(6)  15,573(4)         -            100,000         -           -          30,972(5)
& Chief Operating           2000         -            -              -               -            -           -              -
Officer
-----------------------------------------------------------------------------------------------------------------------------------
Alain Blais                 2002     91,154           -            13,500          40,000         -           -              -
Vice President,             2001     88,654 (6)    13,500(4)         -             87,500         -           -              -
Development & Geology       2000         -            -              -               -            -           -              -
-----------------------------------------------------------------------------------------------------------------------------------
Lucie Brun                  2002    100,963           -            13,500          40,000         -           -              -
Executive Vice President    2001    100,961(6)     13,500(4)         -            117,500         -           -              -
& Chief Administrative      2000         -            -              -               -            -           -              -
Officer
-----------------------------------------------------------------------------------------------------------------------------------
Lorna D. MacGillivray       2002    130,000(7)        -              -             30,000         -           -              -
Vice President,             2001    130,000(7)        -              -             65,000         -           -              -
Secretary & General         2000    130,000           -              -               -            -           -              -
Counsel
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Includes salary from July 1, 2001 and fees of $72,000 for the period from January 1 to June 30, 2001 paid by the Corporation. Mr. Fortier was also President and Chief Executive Officer of MSV Resources Inc. ("MSV") and GeoNova Explorations Inc. ("GeoNova"). MSV and GeoNova became wholly-owned subsidiaries of the Corporation on June 30, 2001. He received a monthly fee for his services to the Corporation until June 2001 when he became a full time employee of the Corporation.

(2)  Represents one-month's fee.

(3) Perquisites and other personal benefits for the named executive officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.

(4)  Amounts paid by MSV.

(5) Mr. Begin joined the Corporation on April 24, 2001. He received a housing allowance relating to the sale of his home and relocation.

(6)  Includes amounts paid by MSV.

(7) Since March 1, 2001, the Corporation received $4,500 per month from Zemex Corporation in payment for one third of Ms. MacGillivray's time spent on corporate secretarial and legal matters for Zemex, less charges for office space provided to the Corporation. Effective January 1, 2002, this arrangement was amended to cover one half her time for $6,600 per month with no provision of office space.

         OPTION/SAR GRANTS IN LAST FINANCIAL YEAR

         The following table sets forth information concerning the grants of options and SARs during the financial year ended December 31, 2002:

------------------------------------------------------------------------------------------------------------------------------------
                                                        % OF TOTAL          EXERCISE OR       MARKET VALUE OF
                                                       OPTIONS/SARS         BASE PRICE     SECURITIES UNDERLYING
             NAME               SECURITIES UNDER   GRANTED TO EMPLOYEES    ($/SECURITY)       OPTIONS/SARS ON       EXPIRATION DATE
                                   OPTIONS ($)             IN FY                (3)            DATE OF GRANT
------------------------------------------------------------------------------------------------------------------------------------
Andre Y. Fortier                150,000(1)(2)              29.4%               $0.67               $0.67              06/08/2007
President & CEO
------------------------------------------------------------------------------------------------------------------------------------
Claude Begin                     70,000(1)                 13.6%               $0.67               $0.67              06/08/2007
Executive Vice President &
Chief Operating Officer
------------------------------------------------------------------------------------------------------------------------------------
Alain Blais                      40,000(1)                  7.8%               $0.67               $0.67              06/08/2007
Vice President, Development
& Geology
------------------------------------------------------------------------------------------------------------------------------------
Lucie Brun                       40,000(1)                  7.8%               $0.67               $0.67              06/08/2007
Executive Vice President &
Chief Administrative Officer
------------------------------------------------------------------------------------------------------------------------------------
Lorna D. MacGillivray            30,000(1)                  5.8%               $0.67               $0.67              06/08/2007
Vice President, Secretary
and General Counsel
------------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) These options were granted on August 6, 2002, for a term of 5 years. No SAR's were granted

(2) Excludes options to acquire 20,000 Common Shares granted during 2002 under the Directors' Stock Option Plan which are also for a 5 year term and are fully exercisable at $0.67 per Common Share.


         AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

         The following table sets forth information concerning the exercise of options during the financial year ended December 31, 2002 and the value at December 31, 2002 of unexercised in-the-money options held by each of the Named Executive Officers:

------------------------------------------------------------------------------------------------------------------------------
                                        SECURITIES    AGGREGATE                                     VALUE OF UNEXERCISED
                                       ACQUIRED ON      VALUE        UNEXERCISED OPTIONS AT     IN-THE-MONEY OPTIONS/SARS
               NAME                      EXERCISE      REALIZED            FY-END (#)                    AT FY-END ($)
                                           (#)           ($)        EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
------------------------------------------------------------------------------------------------------------------------------
Andre Y. Fortier                           Nil           Nil             382,500/Nil(1)                    Nil/Nil
President & Chief Executive
Officer
------------------------------------------------------------------------------------------------------------------------------
Claude Begin                               Nil           Nil              170,000/Nil                      Nil/Nil
Executive Vice President & Chief
Operating Officer
------------------------------------------------------------------------------------------------------------------------------
Alain Blais                                Nil           Nil              127,500/Nil                      Nil/Nil
Vice President, Development &
Geology
------------------------------------------------------------------------------------------------------------------------------
Lucie Brun                                 Nil           Nil              157,500/Nil                      Nil/Nil
Executive Vice President, & Chief
Administrative Officer
------------------------------------------------------------------------------------------------------------------------------
Lorna D. MacGillivray                      Nil           Nil              120,000/Nil                      Nil/Nil
Vice President,
Secretary & General Counsel
------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Excludes options granted on August 6, 2002 to acquire 20,000 Common Shares exercisable at $0.67 and January 31, 2001 to acquire 20,000 Common Shares exercisable at $0.62 per share and options granted on August 15, 2001 to acquire 47,500 Common Shares at $0.51 per share under the Directors' Stock Option Plan.

PENSION PLAN

         Campbell has a defined benefit pension plan (the "Pension Plan") available on a voluntary basis to all employees of Campbell and its subsidiaries other than those who are subject to the provisions of a collective agreement. The Pension Plan provides a pension equal to 2% of the average annual salary, not including bonuses and other compensation, during the three most highly paid years for each year of credited service subject to the maximum benefit limitation applicable to registered pension plans under the Income Tax Act (Canada). Benefits under the Pension Plan are vested after two years. Early retirement is permitted after age 55, subject to reductions. The Pension Plan also provides that certain members may be designated as "Class A" non-contributory members. Head office and certain senior employees have been designated as "Class A" non-contributory members.

         The following table sets forth the benefits calculated under the Pension Plan at various salary levels and years of employment on the assumption such benefits become payable upon retirement at age sixty-five. Benefits under the Pension Plan are not reduced by social security or other offset amounts. The payment of such benefits is subject to the maximum benefit limitation applicable to registered pension plans under the Income Tax Act (Canada) which currently is $1,722 for each year of service.

                               PENSION PLAN TABLE

=========================================================================================
                                               Years of Service
                  -----------------------------------------------------------------------
Remuneration         15              20             25               30             35
-----------------------------------------------------------------------------------------
   125,000         37,500          50,000          62,500          75,000          87,500
-----------------------------------------------------------------------------------------
   150,000         45,000          60,000          75,000          90,000         105,000
-----------------------------------------------------------------------------------------
   175,000         52,500          70,000          87,500         105,000         122,500
-----------------------------------------------------------------------------------------
   200,000         60,000          80,000         100,000         120,000         140,000
-----------------------------------------------------------------------------------------
   225,000         67,500          90,000         112,500         135,000         157,500
-----------------------------------------------------------------------------------------
   250,000         75,000         100,000         125,000         150,000         175,000
-----------------------------------------------------------------------------------------
   300,000         90,000         120,000         150,000         180,000         210,000
-----------------------------------------------------------------------------------------
   400,000        120,000         160,000         200,000         240,000         280,000
=========================================================================================

         On December 31, 2002, Ms. MacGillivray had 9.4 years of credited service under the Pension Plan.


INDEBTEDNESS OF DIRECTORS AND OFFICERS

         No directors or officers of the Corporation are indebted to the Corporation.

GRANT OF STOCK OPTIONS

         The following table sets forth the details regarding the grants of options by the Corporation.

                                                                                          MARKET
                                                          NUMBER OF                      VALUE OF         VESTING
                                                            COMMON         EXERCISE       COMMON         DATES OF
                                                            SHARES         PRICE PER     SHARES ON      OUTSTANDING
                  DATE OF GRANT        EXPIRY DATE           UNDER          COMMON        DATE OF          OPTIONS
                   (mm/dd/yyyy)        (mm/dd/yyyy)         OPTION           SHARE         GRANT        (mm/dd/2002)
                  ---------------     ---------------     ---------        ---------     ---------     -----------------
(a) CURRENT AND PAST NAMED EXECUTIVE OFFICERS OF CAMPBELL, AS A GROUP

(5 persons)       August 6, 2002      August 6, 2007        350,000          $0.67         $0.67       August 6, 2002(1)

(5 persons)       August 15, 2001     August 15, 2006       352,500          $0.51         $0.51       August 15, 2001

(3 persons)       January 31, 2001    January 31, 2006      220,000          $0.62         $0.62       January 31, 2001

(1 person)        August 11, 1999     August 10,  2004       10,000          $4.30         $4.30            (2)

(1 person)        August 18, 1998     August 18,  2003       15,000          $4.40         $4.40            (2)


(b) CURRENT AND PAST DIRECTORS OF CAMPBELL WHO ARE NOT LISTED UNDER (a), AS A GROUP

(1 person)        August 6, 2002      March 3, 2003(3)       20,000          $0.67         $0.67       August 6, 2002

(7 persons)       August 6, 2002      August 6, 2007        160,000          $0.67         $0.67       August 6, 2002(5)

(8 persons)       August 15, 2001     August 15, 2006       522,250          $0.51         $0.51       August 15, 2001(6)

(8 persons)       January 31, 2001    January 31, 2006      180,000          $0.62         $0.62       January 31, 2001(5)

(1 person)        March 8, 2000       March 9, 2005          15,000          $3.70         $3.70            (2)

(4 persons)       August 11, 1999     August 10, 2004        40,000          $4.30         $4.30            (4)

(6 persons)       August 18, 1998     August 18, 2003       130,000          $4.40         $4.40            (4)


(c) ALL OTHER CURRENT AND PAST EMPLOYEES OF CAMPBELL WHO ARE NOT LISTED UNDER (a) OR (b), AS A GROUP

(13 persons)      August 6, 2002      August 6, 2007        160,000          $0.67         $0.67       August 6, 2002

(9 persons)       August 15, 2001     August 15, 2006       136,250          $0.51         $0.51       August 15, 2001

(1 persons)       January 31, 2001    January 31, 2006       50,000          $0.62         $0.62            (2)

(1 person)        August 11, 1999     August 10, 2004         2,500          $4.30         $4.30            (2)

(2 persons)       August 12, 1997     August 12, 2002        15,000          $7.10         $7.10            (2)


(d) ALL OTHER CURRENT AND PAST EMPLOYEES OF CAMPBELL'S SUBSIDIARIES WHO ARE NOT LISTED UNDER (a), (b) OR (c), AS A GROUP

Nil


(e) ANY OTHER PERSON OR COMPANY (INCLUDES UNDERWRITERS)

(1 company)       December 5, 2001    December 31, 2003     100,000          $0.52         $0.48       December 5, 2001

Notes:

(1)  Includes 20,000 options issued under the Directors' Stock Option Plan.

(2) Options granted prior to 2001 under the Employee Incentive plan vested as to 25% immediately with a cumulative 25% vesting on each of the first three anniversaries of the date of grant.

(3)  Options expired 6 months following the death of a former Director.

(4)  Options under the Directors' Stock Option vest immediately.

(5)  Includes 20,000 options issued under the Employee Incentive Plan.

(6)  Includes 10,000 options issued under the Employee Incentive Plan.

EMPLOYEE INCENTIVE PLAN

         The Corporation maintains an Employee Incentive Plan consisting of the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Share Loan Plan. Directors who are not officers do not participate in the Employee Incentive Plan.

         SHARE OPTION PLAN

         The Share Option Plan is intended to promote the interests of the Corporation and its shareholders by making provisions for stock options as an additional incentive to attract, retain and motivate officers and salaried employees. Grants are made at the discretion of the Board of Directors or a committee of the board comprised of members, a majority of whom are not eligible to participate in the Plan (the "Compensation Committee"). The Board of Directors or the Compensation Committee may, in its discretion, determine which officers or employees will be granted options, the number of Common Shares to be the subject of each option, the purchase price of such shares and the duration of the options, which may not exceed five years. The Board of Directors or the Compensation Committee may also impose other terms and conditions respecting any option granted as it may consider appropriate or necessary.

         Freestanding "SARs" are not provided for under the Share Option Plan. The options may, at the discretion of the Board of Directors or the Compensation Committee, be accompanied by SARs which entitle the holder to elect to terminate his or her options, in whole or in part and, in lieu of receiving the Common Shares ("Option Shares") to which the terminated options relate, elect to receive that number of Common Shares, disregarding fractions, which have a total value equal to the product of the number of Option Shares times the difference between the fair value (at the date of such election) and the option price per share of the Option Shares, less any amount withheld on account of income taxes, which income taxes will be remitted on the employee's behalf by the Corporation. Only options granted prior to 2001, entitling two holders to acquire an aggregate of 42,500 Common Shares are accompanied by SARs.

         During 2002, 330,000 options were granted under the Share Option Plan to Named Executive Officers. These options are exercisable at $0.67 per share and are fully exercisable. Options to purchase 20,000 Common Shares were granted to an officer who is not a Named Executive Officer exercisable at $0.67 per share. The options were granted for a term of five years and are not accompanied by SARs. In addition, 180,000 options were granted under the Share Option Plan to fourteen senior employees who are not Named Executive Officers. These options are exercisable at $0.67 and are fully exercisable.

         As at December 31, 2002, a total of 1,321,250 Common Shares were issuable upon exercise of options under the Share Option Plan including 957,500 Common Shares issuable upon exercise of options held by five Named Executive Officers. Such options are exercisable at exercise prices ranging from $0.51 to $4.40 per share and expire between August 18, 2003 and August 6, 2007.

         SHARE PURCHASE PLAN

         The Share Purchase Plan is designed to encourage employees of the Corporation to purchase Common Shares on a regular basis. Due to the economic climate the Share Purchase Plan was temporarily suspended in 2001 and no shares were issued under the Share Purchase Plan in 2002. With the re-commencement of operations, the Share Purchase Plan will be offered to employees in 2003. Employees of the Corporation who have been continuously employed by the Corporation for at least one year, or less at the discretion of the Compensation Committee or the Board of Directors, are eligible each January 1 to participate in the Share Purchase Plan. Each eligible employee may contribute up to 5% of his or her basic salary to the Share Purchase Plan through monthly deductions. On a quarterly basis, the Corporation will contribute an amount equal to 50% of the employee's contributions to such date and each participating employee will then be issued Common Shares having a value equal to the aggregate amounts contributed by such employee and the Corporation.

         SHARE BONUS PLAN

         The Share Bonus Plan is intended to promote the interests of the Corporation and its shareholders by permitting the Board of Directors or the Compensation Committee, in its discretion, to issue Common Shares to full-time salaried employees of the Corporation as a bonus in recognition of services provided to the Corporation by such employee. The issue of Common Shares to such employee may be subject to such terms and conditions as are determined by the Board of Directors or the Compensation Committee. During 2001, no Common Shares were issued pursuant to the Share Bonus Plan.

         SHARE LOAN PLAN

         The Share Loan Plan is intended to provide an additional incentive to motivate full time officers who will make important contributions to the success of the Corporation by assisting such persons to acquire shares of Campbell. The Compensation Committee may in its discretion make loans to full time officers of the Corporation. Such loans shall be subject to such terms and conditions including rates of interest, if any, as the Compensation Committee may consider appropriate. During 2002, no loans were granted and no loans are outstanding under the Share Loan Plan.


DIRECTORS' STOCK OPTION PLAN

         In August 1993, the Board of Directors approved the Directors' Stock Option Plan (the "Director's Plan") and shareholders approved the Directors' Plan on May 18, 1994.

         The Directors' Plan is administered by the Board of Directors or by a Committee thereof (the "Administrator"). The exercise price of the options granted thereunder shall be at the average of the closing prices (or bid and ask where there was no trade) of the Common Shares of the Corporation on the Toronto Stock Exchange on the five trading days prior to the date of grant (the "Market Price"). Options granted under the Directors' Plan are for a five-year term to be exercisable on terms and conditions as set out by the Administrator. In order that the Directors' Plan together with the Employee Incentive Plan comply with stock exchange rules, a provision was added to the Plan to provide that the maximum number of shares subject to option under the Plan together with the shares reserved for issuance under the Employee Incentive Plan shall not at any time exceed 10% of the issued and outstanding shares of the Corporation on a non-diluted basis or such higher number as exchange rules may permit. Under the Directors' Plan, an aggregate of 1,000,000 Common Shares have been approved for issuance of which 35,000 Common Shares have been issued.

         At December 31, 2002, options to acquire an aggregate of 859,750 Common Shares were outstanding under the Directors' Plan. No options were exercised under the Directors' Plan, during 2002.

         On August 6, 2002, an aggregate of 180,000 options were granted under the Directors' Plan. Each of the nine directors of the Corporation were granted options entitling the holder to acquire 20,000 Common Shares, exercisable at Cdn$0.67 per share, the Market Price. The options are fully exercisable and have a five-year term expiring on August 6, 2007.

REMUNERATION OF DIRECTORS

         All directors of the Corporation receive an annual director's fee of $4,000 and an attendance fee of $600 per meeting attended in person and $300 per meeting attended by telephone and out-of-pocket expenses relating to attendance at a board or committee meeting. The Corporation paid aggregate remuneration of $71,367 to 8 incumbent and one former director in their capacities as such during the fiscal period ended December 31, 2002. Mr. Fortier does not receive director's fees.

         In 2002, the Corporation engaged the law firm McCarthy Tetrault LLP of which James C. McCartney, Q.C., a director and chairman of the Corporation, was a senior partner during 2002 to provide legal advice to the Corporation. An aggregate of $57,046 was paid to McCarthy Tetrault LLP for legal services in 2002. The Corporation also engaged the law firm Lavery de Billy of which Michel Blouin, a director of the Corporation, is a senior partner, to provide legal advice to the Corporation. An aggregate of $30,091 was paid to Lavery de Billy for legal services in 2002.


DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         In 2002, the Corporation purchased directors' and officers' liability insurance with a liability limit of $20,000,000 for which the Corporation paid an annual premium of $163,500. The policy provides for a deductible, payable by the Corporation of $100,000 other than for claims brought in the United States in which case the deductible is $250,000. In October 2002, the liability limit was reduced to $10,000,000 in order to maintain premiums at an appropriate level.


EMPLOYMENT AGREEMENTS

         The Corporation has entered into employment agreements with its executive officers as described below.

         On August 6, 2002, the Corporation entered into an employment agreement with Mr. Andre Y. Fortier as President and Chief Executive Officer. The agreement stipulates among other things, a base salary of $235,000 per annum effective September 1, 2002 and provides that in the event that Mr. Fortier's employment is terminated, he will be entitled to be paid up to thirty-six months' salary and benefits. In the event of a change of control, as defined, Mr. Fortier will be entitled to resign within six months thereof and be paid thirty-six months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Fortier will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

         On August 6, 2002, the Corporation entered into an employment agreement with Ms. Lucie Brun as Executive Vice President and Chief Administrative Officer. The agreement stipulates among other things, a base salary of $110,000 per annum effective September 1, 2002 and provides that in the event that Ms. Brun's employment is terminated, she will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Ms. Brun will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Ms. Brun will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

         On August 6, 2002, the Corporation entered into an employment agreement with Mr. Claude Begin as Executive Vice President and Chief Operating Officer. The agreement stipulates among other things, a base salary of $140,000 per annum effective September 1, 2002 and provides that in the event that Mr. Begin's employment is terminated, he will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Mr. Begin will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Begin will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

         On August 6, 2002, the Corporation entered into an employment agreement with Mr. Alain Blais as Vice President, Development & Geology. The agreement stipulates among other things, a base salary of $100,000 per annum effective September 1, 2002 and provides that in the event that Mr. Blais's employment is terminated, he will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Mr. Blais will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Mr. Blais will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.

         On December 1, 1994, the Corporation entered into an employment agreement with Ms. Lorna D. MacGillivray as Vice President, Secretary and General Counsel. The agreement stipulates among other things, a base salary of $130,000 per annum effective January 1, 1997 and provides that in the event that Ms. MacGillivray's employment is terminated, she will be entitled to be paid up to twenty-four months' salary and benefits. In the event of a change of control, as defined, Ms. MacGillivray will be entitled to resign within six months thereof and be paid twenty-four months' salary and benefits. The agreement also provides that in the event of resignation or termination, options held by Ms. MacGillivray will immediately become fully exercisable. Such options will expire ninety days after resignation or termination.


COMPOSITION OF THE COMPENSATION COMMITTEE

         The Compensation Committee of the Board of Directors considers and approves compensation, remuneration and incentive arrangements for directors, officers and senior employees of Campbell. The members of the Compensation Committee are James C. McCartney, Q.C., Louis Archambault and G.E. "Kurt" Pralle. Mr. McCartney is Chairman of the Corporation and he is also Chairman of the Compensation Committee. Mr. McCartney is counsel with the law firm McCarthy Tetrault LLP which provides legal advice to the Corporation. Neither Mr. Archambault nor Mr. Pralle is, nor was, at any time, an officer or employee of the Corporation or any of its subsidiaries. In 1994, the Committee established an executive compensation philosophy and policy to be followed in its future consideration of executive compensation and incentive arrangements. Mr. Archambault joined the Compensation Committee in October 2002.

         EXECUTIVE COMPENSATION PHILOSOPHY AND POLICY

         The Corporation's Executive Compensation Policy is primarily based on a pay for performance philosophy. The main objective of the policy is the alignment of all financial reward systems with shareholder interests. The compensation structure must also reflect the Corporation's current financial position and the scope of its operations. As a consequence, a heavy emphasis is placed on the long-term business objectives of creating wealth, decreasing risk by expanding operations, and providing returns to the Corporation's shareholders.

         The particular elements of the executive compensation program for senior executives of the Corporation, designed to encourage, compensate and reward employees on the basis of individual and corporate performance, may be summarized as follows:

         BASE SALARY The program is designed to attract and retain executive officers by delivering a competitive rate of base pay. Market competitive rates will be determined by comparison with average compensation levels of comparable mining companies. It is believed that the average pay of these companies is a reasonable reference point from which to target and manage base pay, while recognizing the need for executive level experience and skills in the current phase which will further the Corporation's achievement of its growth objectives.

         ANNUAL INCENTIVE COMPENSATION The Corporation currently does not offer a short-term variable pay or incentive plan but may in future implement an annual incentive plan. Campbell's Employee Incentive Plan has a Share Bonus Plan component, which may be used to provide annual incentive compensation. The use of this plan can combine both short and longer term incentives and, through increased share holding, would also align the interests of executive officers with those of Campbell's shareholders. Grants of annual bonuses would be based on the employee's contribution towards Campbell's success in meeting its goals.

         STOCK OPTION PROGRAMS Campbell strongly believes that by providing those persons who have substantial responsibility for the management and growth of Campbell with an opportunity to acquire Campbell's stock, the interests of shareholders and executives will be increasingly aligned. The number of stock options that will be granted to executive officers will be based on competitive practices of comparable mining companies and will reflect an emphasis on long-term performance awards. Options will generally be granted for a five-year term.

         REPORT ON EXECUTIVE COMPENSATION

         On August 6, 2002 the Compensation Committee completed its annual review of the compensation of its President and Chief Executive Officer and other executive officers. The Committee received a report of an independent consulting firm regarding its compensation arrangements and those of its peer group companies and met with representatives of that firm in the absence of management. The Committee also considered recommendations made by the President and Chief Executive Officer and compared those recommendations with the compensation arrangements of its peer group companies. Based on that review and reflecting the resumption of mining operations in April 2002, the Committee approved modest increases in cash compensation for the President and Chief Executive officer and other senior executives.

Compensation of executive officers was maintained in the third quartile of the peer group levels. Given the continuing low gold prices, no annual incentive awards were given in 2002.

         As part of the above review, the Committee also considered and recommended that the Board of Directors grant additional stock options to senior employees and to the directors of the Corporation. Based on the Committee's recommendation, options to acquire an aggregate of 510,000 options at $0.67 per share exercisable for five years were granted under the Employee Incentive Plan and each director was granted options to acquire 20,000 Common Shares at $0.67 per share, under the Directors' Stock Option Plan also for five years.

                                       COMPENSATION COMMITTEE

                                       James C. McCartney, Q.C.
                                       G.E. "Kurt" Pralle

SHAREHOLDER RETURN PERFORMANCE GRAPH


         The chart below compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of The TSX 300 Stock Index and the TSX Gold and Precious Metals Index for the five fiscal year periods commencing December 31, 1997 and ending December 31, 2002.

                              [PERFORMANCE GRAPH]

                                      Gold & Precious
           CCH Stock Price             Metals Index                  TSE 300 Index
          -----------------        ---------------------         ---------------------
1997      $5.30      100.00        9,141.96       100.00         13,868.54      100.00
1998      $3.60       67.92        8,543.92        93.46         13,648.40       98.41
1999      $0.23        4.34        7,092.41        77.58         17,977.46      129.63
2000      $0.36        6.79        6,385.53        69.85         19,309.36      139.23
2001      $0.33        6.23        7,552.48        82.61         16,881.75      121.73
2002      $0.51        9.62        9,604.30       105.06         14,782.01      106.59

* 1996 to 1999 represented the pre-consolidation, it was multiple by 10

CORPORATE GOVERNANCE

         The following sets forth the Corporate Governance Policy of the Corporation. In developing the foregoing policy, the Board of Directors has taken into account its statutory duty under the Canada Business Corporations Act (the "Act"), being the duty to supervise the management of the business and affairs of the Corporation and in discharging such duties, to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A formal Corporate Governance Policy (the "Governance Policy") was prepared by the Committee and tabled and approved by the full Board on November 6, 2002.

         The Board of Directors have also taken into account the Amendments to the TSX Corporate Governance Guidelines (Sec 472 of the TSX Company Manual) released on April 29, 2002 following the issuance in November, 2001 of the Final Report of the Joint Committee on Corporate Governance (the "TSE Report"), mandated by The Toronto Stock Exchange ("TSX") and the Canadian Institute of Chartered Accountants.

         The following sets forth the Corporation's approach to Corporate Governance in accordance with the requirement that corporations listed on the TSX disclose their corporate governance practices and provide an explanation where those practices differ from the guidelines.

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                TSX CORPORATE                        DOES THE                               CORPORATION
            GOVERNANCE GUIDELINES                  CORPORATION                               PRACTICE
                                                     COMPLY?
------------------------------------------------------------------------------------------------------------------------------------
1. Board should explicitly assume
   responsibility for stewardship of the
   Corporation, and specifically for:

   (a)  Adoption of a strategic planning               Yes        The Board monitors the performance of operations through the
        process;                                                  holding of quarterly meetings and its review and approval of an annual financial forecast presented by management. Consideration and approval of an acquisition of mining properties or other companies is carried out by the full Board. Outside consultants and professionals are engaged and report to the Board as required.

                                                                  Management has initiated a strategic planning process. Offsite strategy sessions were held in September and October of 2002 involving senior officers and senior operating personnel. The
                                                                  Board received a report on these sessions. The development of the strategic planning process is the responsibility of senior management. Management's strategic plan is reviewed annually when the annual financial forecast is presented.

    (b) Identification of principal risks              Yes        The Board, on an ongoing basis, considers the principal risks
        of the Corporation's business and                         of the Corporation's business and receives reports of management's
        implementation of appropriate                             assessment and management of those risks.
        risk-management systems;
                                                                  The duty of monitoring the technical affairs of the Corporation falls to the President and Chief Executive Officer assisted by the
                                                                  Executive Vice President and Chief Operating Officer and the Vice
                                                                  President, Development and Geology who both regularly attend and

------------------------------------------------------------------------------------------------------------------------------------
                TSX CORPORATE                        DOES THE                               CORPORATION
            GOVERNANCE GUIDELINES                  CORPORATION                               PRACTICE
                                                     COMPLY?
------------------------------------------------------------------------------------------------------------------------------------
                                                                  make presentations at Board meetings.

                                                                  In 1990, the Board adopted an Environmental Policy, as recommended by the Mining Association of Canada. In June 2001, an
                                                                  Environmental Committee comprised of Messrs. Archambault, Clow and
                                                                  Piche was established. The President and Chief Executive Officer reports to the Board on a quarterly basis which enables the Board to monitor the effectiveness of compliance with environmental policy.


    (c) Succession planning and monitoring             Yes        It is the mandate of the Corporate Governance Committee to
        senior management;                                        review organizational design, succession planning and senior management's performance and make recommendations to the full
                                                                  Board with respect thereto.

                                                                  A number of initiatives regarding succession of management and training were taken in 2001 including the hiring of additional senior operating personnel.

                                                                  The performance of the management team is also reviewed annually by the Compensation Committee in the context of the Corporation's success in meeting its objectives that are established as part of the review of the annual financial forecast. This Committee is comprised solely of non-management members being the Chairman and two independent directors. The philosophy of the Compensation
                                                                  Committee is stated in this Proxy Circular under "Report on
                                                                  Executive Compensation". In addition, the Compensation Committee periodically reviews the compensation paid to members of the Board and makes recommendations to the Board on compensation of
                                                                  directors.


    (d) Communications policy; and                     Yes        The Board has delegated responsibility for communication with the public and the Corporation's shareholders to its President and
                                                                  Chief Executive Officer and its Vice President, Secretary and
                                                                  General Counsel. Procedures are in place to ensure timely
                                                                  dissemination of information about the Corporation. Any
                                                                  significant shareholder concerns which may be communicated to the above persons are communicated to the Board at its regularly scheduled quarterly meetings.


    (e) Integrity of internal control                  Yes        The Board directly, and through its Audit Committee, assesses the
        and management systems;                                   integrity of, and confirms compliance with, the Corporation's internal control systems, financial policies and management information systems. The responsibility of monitoring the
                                                                  effectiveness of the Corporation's internal financial information system has been delegated to the Executive Vice President and
                                                                  Chief

------------------------------------------------------------------------------------------------------------------------------------
                TSX CORPORATE                        DOES THE                               CORPORATION
            GOVERNANCE GUIDELINES                  CORPORATION                               PRACTICE
                                                     COMPLY?
------------------------------------------------------------------------------------------------------------------------------------
                                                                  Administrative Officer who reports to the Board and Audit
                                                                  Committee on a quarterly basis. The Audit Committee meets each quarter and reviews and approves the financial statements and
                                                                  Management's Discussion and Analysis contained in the Quarterly
                                                                  Reports to Shareholders prior to filing. In addition, the Audit
                                                                  Committee meets with the auditors of Campbell to review the audit plan and again to review the year-end financial statements. For a portion of those meetings, the Audit Committee meets with the auditors in the absence of management.

2.  Majority of directors should be                    Yes        The Governance Policy states that the Board believes that at least
    "unrelated".                                                  two-thirds of the Directors should be "unrelated", that is
                                                                  Directors whose independence, in the view of the Corporate
                                                                  Governance Committee, is not affected by any business or other relationship which could or might be perceived to interfere with the Director's ability to act with a view to the best interests of the Corporation.

                                                                  The Board of Directors is currently comprised of eight persons including seven directors who are not executive officers or employees of Campbell and are unrelated to management. The
                                                                  President and Chief Executive Officer is the remaining member of the Board. As recommended by the Report, the positions of Chairman of the Board and Chief Executive Officer are separate.
                                                                  Accordingly, a majority of the Board is unrelated to management and is in a position to review and evaluate management's
                                                                  activities and to act independently of management.


3.  Disclose for each director whether                 Yes        Mr. McCartney serves as non-executive Chairman. None of the other
    he or she is related, and how that                            Directors or their associates is an employee or executive officer
    conclusion was reached.                                       of the Corporation, nor do any of them have material contracts with the Corporation, or receive remuneration in excess of stated
                                                                  director's fees. Fees paid to Lavery de Billy of which Mr. Blouin is a partner and McCarthy Tetrault LLP of which Mr. McCartney was a partner in 2002 are described on page 11.


4.  Appoint a committee composed                       Yes        The Corporate Governance Committee has been given the mandate to,
    exclusively of non-management                                 among other things, recommend candidates for the Board and
    directors, the majority of whom are                           annually review credentials of nominees. All the members of the
    unrelated, with the responsibility of                         Corporate Governance Committee are unrelated directors.
    proposing new board nominees and
    assessing directors.

------------------------------------------------------------------------------------------------------------------------------------
                TSX CORPORATE                        DOES THE                               CORPORATION
            GOVERNANCE GUIDELINES                  CORPORATION                               PRACTICE
                                                     COMPLY?
------------------------------------------------------------------------------------------------------------------------------------
5.  Implement a process for assessing                  Yes        The Corporate Governance Committee has been given the mandate to
    the effectiveness of the board, its                           review annually, the effectiveness and relationship between the
    committees and individual directors.                          members of the board and management. The Governance Policy provides for specific steps to be taken to assist in this process.

6.  Provide orientation and education                  Yes        The Corporate Governance Committee reviews orientation and
    programs for new directors.                                   education as an ongoing matter. There are ongoing informal discussions between management and members of the board as well as more formal presentations by management throughout the year in addition to regularly scheduled site visits to the Corporation's operations.

7.  Examine the size of the Board with                 Yes        The Corporation is in a growth stage and accordingly, a variety of
    a view to effectiveness and to                                technical, legal and financial experience at the Board level is
    consider reducing the size of the                             important. The Corporate Governance Committee considers the size
    Board.                                                        of the board given the business of the Corporation, with a view to the impact of size upon the Board's effectiveness. In October
                                                                  2002, the Corporate Governance Committee determined that the size the Board is appropriate and the required expertise was present.
                                                                  The Governance Policy provides that the Board, led by the
                                                                  Corporate Governance Committee, reviews the composition of the
                                                                  Board annually. If it is determined that additional expertise is required on the Board, a number of candidates are considered and the Board meets with a proposed nominee. The decision to nominate or appoint an additional director is taken by the Board as a whole.


8.  Review compensation of directors                   Yes        The Compensation Committee periodically reviews the adequacy and
    in light of risks and                                         form of compensation of directors and makes recommendations to the
    responsibilities.                                             full Board in respect thereof.


9.  Committees should generally be                     Yes        Each of the Corporation's Audit, Compensation, Corporate
    composed of non-management                                    Governance and Environment Committees is comprised of non-
    directors and a majority of                                   management directors. The Board has determined that due to the
    committee members should be                                   technical nature of the Corporation's business, its Executive
    unrelated.                                                    Committee would be more effective by having the President and
                                                                  Chief Executive Officer on that Committee. Unless specifically directed by the Board, the Executive Committee may not approve capital expenditures or dispositions or borrowing other than in the ordinary course of carrying out the Corporation's business, in excess of $1,000,000. In practice, the Executive Committee does not give final approval to transactions but rather makes its recommendations to the full Board.

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                TSX CORPORATE                        DOES THE                               CORPORATION
            GOVERNANCE GUIDELINES                  CORPORATION                               PRACTICE
                                                     COMPLY?
------------------------------------------------------------------------------------------------------------------------------------
10. Assume responsibility or appoint a                 Yes        A Corporate Governance Committee was formed in May 2002. The
    separate committee responsible for                            Corporate Governance Committee has been delegated this
    the approach to corporate                                     responsibility by the Board of Directors. The Corporate Governance
    governance issues.                                            Committee considers matters and then reports and makes
                                                                  recommendations to the full Board of Directors. The Governance
                                                                  Policy was prepared by the Committee and tabled and approved by the full Board on November 6, 2002.


11. Define limits to management's
    responsibilities by developing
    mandates for:

    (a) The Board                                      Yes        The Board is empowered by the Corporation's incorporating
                                                                  documents and by-laws to supervise the management of the affairs and business of the Corporation. The Board is not involved in the day-to-day activities of the Corporation. The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described in this Proxy Circular under "Committees of the Board of Directors".


    (b) The Chief Executive Officer                    Yes        The Board has authorized the Chief Executive Officer to supervise the business and affairs of the Corporation and to develop a strategic plan for the approval by the Board of Directors.

12. Establish procedures to enable the                 Yes        The Board is of the view that it can function, independently of
    Board to function independently of                            management, as required. The Board meets independently when
    management.                                                   required. Time is reserved during each scheduled Board meeting for a private discussion without management.


13. (a) Establish an Audit Committee                   Yes        The mandate of the Audit Committee is as described above and as
        with a specifically defined                               set out in the Audit Committee Charter.
        mandate.

    (b) All members of the Audit                       Yes        The Audit Committee is comprised exclusively of non-management
        Committee should be non-                                  directors.
        management directors.


14. Implement a system to enable                       Yes        Individual directors, with the knowledge of the Chairman, can
    individual directors to engage                                engage outside advisors. Pursuant to its charter, the Audit
    outside advisors, at the                                      Committee may, with the prior approval of the Board, investigate
    Corporation's expense.                                        any matter or activity involving financial accounting and
                                                                  financial reporting, as well as internal controls of the
                                                                  Corporation and in that regard the Audit Committee has the authority to approve the retention of external professionals to render advice and counsel in such matters.

        APPROVAL OF PRIVATE PLACEMENTS (ITEM NO. 3) OF NOTICE OF MEETING)

ADVANCE SHAREHOLDER APPROVAL FOR THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE CORPORATION'S ISSUED AND OUTSTANDING SHARE CAPITAL

         The Corporation from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

         Under the rules of The Toronto Stock Exchange ("TSX"), the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions. The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

         In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and Corporation's operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

         THE CORPORATION'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY 44,557,485 COMMON SHARES AND THE CORPORATION PROPOSES THAT THE MAXIMUM NUMBER OF SHARES THAT EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON MAY 14, 2003 WOULD NOT EXCEED 44,557,485 COMMON SHARES IN THE AGGREGATE, OR 100% OF THE NUMBER OF COMMON SHARES ISSUED AND OUTSTANDING AS AT APRIL 10, 2003.

         Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot materially affect control of the Corporation;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the "Market Price"), less the applicable discount, as follows:

                           MARKET PRICE              MAXIMUM DISCOUNT
                           --------------            ----------------
                           $0.50 or less             25%
                           $0.51 to $2.00            20%
                           Above $2.00               15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

         In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific approval may be required. In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution in the following terms:

         "RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing May 14, 2003 of such number of securities that would result in the Corporation issuing or making issuable 44,557,485 Common Shares as is more particularly described in the Corporation's Proxy Circular dated April 10, 2003, is hereby approved."

         In order to adequately fund the Corporation's development and exploration plans for its properties in the Chibougamau region through equity rather than debt, management wishes to have the flexibility of completing financing(s) by way of private placements which may exceed the 25% threshold in any six month period as set out in the rules of the Toronto Stock Exchange. This authority will permit the Corporation to seize market opportunities that may arise through the coming year and enhance the growth of the Corporation.

         THIS RESOLUTION APPROVING THE CORPORATION COMPLETING PRIVATE PLACEMENTS WHICH MAY EXCEED THE 25% THRESHOLD IN ANY SIX MONTH PERIOD REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST BY HOLDERS OF COMMON SHARES REPRESENTED IN PERSON OR BY PROXY AT THE MEETING. UNLESS SUCH AUTHORIZATION IS WITHHELD, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE AT THE MEETING FOR THE APPROVAL OF THE CORPORATION COMPLETING PRIVATE PLACEMENTS WHICH MAY EXCEED THE 25% THRESHOLD IN ANY SIX MONTH PERIOD.

           APPOINTMENT OF AUDITORS (ITEM NO. (3) OF NOTICE OF MEETING)

         Samson Belair/Deloitte & Touche were first appointed as auditors of the Corporation on June 13, 2001. Previously, KPMG LLP served as auditors of the Corporation since their appointment on June 21, 1983. THE RESOLUTION APPROVING THE APPOINTMENT OF AUDITORS REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST BY HOLDERS OF COMMON SHARES REPRESENTED IN PERSON OR BY PROXY AT THE MEETING. UNLESS SUCH AUTHORIZATION IS WITHHELD, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE AT THE MEETING FOR THE RE-APPOINTMENT OF SAMSON BELAIR/DELOITTE & TOUCHE, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION. Representatives of Deloitte are expected to be present at the Meeting and will have the opportunity to make statements if they so desire and will be available to respond to appropriate questions.

                 OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

         Management does not know of any matters to be presented to the Meeting other than those specifically set forth in the Notice of Annual and Special Meeting of Shareholders. If any other matters properly come before the Meeting and are submitted to a vote, all proxies will be voted in accordance with the best judgment of the persons named therein.

                            PROPOSALS BY SHAREHOLDERS

         Pursuant to the Act, resolutions intended to be presented by shareholders for action at the 2004 Annual Meeting must comply with the provisions of the Act and be deposited at the Corporation's head office not later than January 12, 2004 in order to be included in the Proxy Circular and form of proxy relating to such Meeting.

                             SOLICITATION OF PROXIES

         The Corporation will bear the cost of this proxy solicitation. The Corporation will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy material to beneficial owners of Common Shares and requesting authority to execute proxies. In addition to the use of the mails, proxies may be solicited by telephone or facsimile and in person, by the directors, officers and regular employees of the Corporation, none of whom will receive any extra compensation therefor. In addition, the Corporation has retained D.F. King & Co. Inc. to assist in the solicitation of proxies for a fee of US$4,000 plus reimbursement of reasonable out-of-pocket expenses.

                                  MISCELLANEOUS

         The Corporation files with the United States Securities and Exchange Commission an annual report on Form 20-F containing certain information with respect to the Corporation and its business and properties, including financial statements and related schedules. A copy of this Form 20-F will be filed with Canadian securities commissions in lieu of an Annual Information Form. Upon the written request of any beneficial owner of the Corporation's Common Shares, the Corporation will mail to such owner, without charge, a copy of its Form 20-F for the fiscal year ended December 31, 2002. Requests for copies of the Form 20-F should be addressed to:

                                  The Secretary
                             Campbell Resources Inc.
                         1155 rue University, Suite 1405
                        Montreal, Quebec, Canada H3B 3A7

                              APPROVAL BY DIRECTORS

         The Board of Directors of the Corporation has approved the contents of this Proxy Circular and has approved its being sent to shareholders.

                                       By Order of the Board of Directors

                                       [SIGNATURE]

                                       Lorna D. MacGillivray
                                       Vice President, Secretary and General
                                       Counsel


Dated:  April 10, 2003

                                  FORM OF PROXY
                             CAMPBELL RESOURCES INC.

          THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT AND THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2003

          The undersigned shareholder of CAMPBELL RESOURCES INC. (the "Corporation") hereby nominates, constitutes and appoints James C. McCartney or, failing him, Andre Y. Fortier, or failing him, Lorna D. MacGillivray, or, instead of any of them ______________________________________________________
lawful attorney and proxy of the undersigned, with full power of substitution to vote in respect of all common shares held by the undersigned at the above noted meeting or any and all adjournments thereof in the following manner:


1. FOR [ ] WITHHOLD FROM VOTING [ ] in respect of the election of the directors;

2. FOR [ ] AGAINST [ ] ABSTAIN FROM VOTING [ ] in respect of approval of issuance by the Corporation of Common Shares by way of private placement in excess of 25% of the number of Common Shares outstanding in any six month period;

3. FOR [ ] WITHHOLD FROM VOTING [ ] in respect of the appointment of Samson Belair/Deloitte & Touche auditors for the ensuing year and authorizing the directors to fix their remuneration; and

4. Upon such other matters (none known at the time of solicitation of this proxy) as may properly be brought before the Meeting or any and all adjournments thereof.

          The shares represented by this proxy will be voted as directed by the shareholder. IF NO DIRECTIONS ARE GIVEN, THE PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES AS DIRECTORS AND FOR THE APPOINTMENT OF SAMSON BELAIR/DELOITTE & Touche auditors. The proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting.

          YOU HAVE THE RIGHT TO APPOINT ANY PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING. IF YOU DESIRE TO EXERCISE SUCH RIGHT, STRIKE OUT THE NAMES OF THE BOARD'S NOMINEES AND INSERT THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED.

          The undersigned hereby acknowledges receipt of the Notice of Annual and Special Meeting and Proxy Circular.

          Dated this              day of                       , 2003.


          ____________________________________________________________
                               Signature of Holder

          This form of proxy must be dated and signed exactly as your name appears herein. When signing in a fiduciary or representative capacity, please give full title as such. In the case of joint shareholders, each must sign. Proxies from a corporation must be signed by an officer thereof, or by an attorney thereof duly authorized in writing.

          If this proxy is not dated in the space above, it will be deemed to bear the date on which it is mailed by management.




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